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Listed	Symbol	web site address:

TSX	CCO	www.cameco.com
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2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Revenues, Net Earnings Rise in Second Quarter

Saskatoon, Saskatchewan, Canada, July 31, 2003 . . . . . . . . . . . . . . . .

Cameco Corporation today reported its financial results for the quarter and year-to-date periods ended June 30, 2003.

HIGHLIGHTS OF THE QUARTER

•	Bruce Power contribution benefits from higher prices, output and increased ownership

•	Uranium earnings reduced by McArthur River flood rehabilitation costs

•	Uranium spot prices continue to rise

•	Conversion earnings increase on higher volumes

•	Kumtor regains access to high-grade zone; pit wall cleanup continues

•	Change in income tax laws contributes earnings of $1.54 per share

•	McArthur River resumes full production

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended	Change
Financial Highlights	June 30/03	June 30/02	June 30/03	June 30/02%

Revenue ($ millions)	220	195	323	319	1
Earnings from operations ($ millions)	13	26	22	37	(41)
Cash provided by operations ($ millions)	35	80	90	214	(58)
Net earnings attributable to common shares ($ millions)*	104	12	141	17	729
Earnings per share ($)	1.87	0.22	2.53	0.31	716
Average uranium spot price for the period ($US/lb U3O8)	10.89	9.88	10.51	9.83	7
Cameco’s average realized gold price for the period ($US/ounce)	315	307	317	295	7
Average spot market gold price for the period ($US/ounce)	347	312	350	301	16

Note: All dollar amounts are expressed in Canadian dollars unless otherwise indicated.

*	Includes after-tax contributions from Bruce Power of $11 million and $44 million for the second quarter and first half of 2003 respectively.

This report is organized under the following major headings:

1.	Consolidated financial results,

2.	Updates on markets, operations and strategy, and

3.	Outlook.

1. CONSOLIDATED FINANCIAL RESULTS

Second Quarter. For the three months ended June 30, 2003, net earnings attributable to common shares increased to $104 million ($1.87 per share) from $12 million ($0.22 per share) in 2002. These results included a non-recurring, non-cash tax adjustment of $86 million ($1.54 per share) attributable to favourable changes in resource sector taxation by the Canadian government.

Excluding this tax adjustment, net earnings attributable to common shares for the three months ended June 30, 2003, increased to $18 million ($0.32 per share) from $12 million ($0.22 per share) in 2002. This improvement was attributable to increased earnings from Bruce Power due to higher realized electricity prices, increased output and higher percentage ownership. Earnings from the conversion business rose due to increased volumes. These were largely offset by lower earnings in the uranium segment due to costs incurred to bring McArthur River back into production following the increased water inflow at the mine in April. Cameco’s share of the rehabilitation costs including care and maintenance costs at Key Lake, collectively “the rehabilitation costs”, amounted to $23 million. After taxes, these costs were about $12 million or $0.22 per share for the second quarter.

Excluding the impact of the tax adjustment, the effective tax rate decreased to 31% from 41% in 2002 due to lower earnings in the uranium segment. Earnings from operations were $13 million compared to $26 million in 2002 and the aggregate gross profit margin decreased to 13% from 21% in 2002.

Year-to-Date. For the first six months of 2003, net earnings attributable to common shares were $141 million ($2.53 per share), including the tax adjustment noted above, compared to $17 million ($0.31 per share) in 2002.

Excluding the tax adjustment, net earnings attributable to common shares for the first six months were $55 million ($0.99 per share) compared to $17 million ($0.31 per share) in 2002. This improvement was mainly attributable to increased earnings from Bruce Power and higher profits in the conversion segment. These improvements were offset somewhat by lower earnings in the uranium segment and higher charges for interest.

Excluding the tax adjustment, the effective rate for income taxes decreased to 33% from 35%. Earnings from operations were $22 million compared to $37 million in 2002 and the aggregate gross profit margin declined to 17% from 20% in 2002.

Cash flow from operating activities of $90 million was $124 million lower than in 2002 due to the significant cash inflow from accounts receivable in the first quarter of 2002.

Segmented Financial Results

Uranium Business

	3 months ended	3 months ended	6 months ended	6 months ended
Highlights	June 30/03	June 30/02	June 30/03	June 30/02

Revenue ($ millions)	159	134	215	206
Gross profit ($ millions)	11	26	25	37
Gross profit %	7%	19%	12%	18%
EBT* ($ millions)	8	23	19	32
Sales volume (lbs thousands)	9,886	8,198	12,938	12,842
Production volume (lbs thousands)	1,732	3,975	7,369	7,571

*	Earnings before taxes.

Second Quarter. Revenue from the uranium business increased by 19% to $159 million from $134 million in the second quarter of 2002 due to a 21% increase in sales volume. As the timing of deliveries of nuclear products within a calendar year is at the discretion of customers, Cameco’s quarterly delivery patterns can vary significantly. The uranium spot price averaged $10.89 (US) in the second quarter compared to $9.88 (US) in 2002, an increase of 10%.

The total cost of products and services sold, including depreciation, depletion and reclamation (DDR) was $148 million in the second quarter of 2003 compared to $108 million in the second quarter of 2002. This increase was attributable to the higher sales volumes and the rehabilitation costs at McArthur River and Key Lake.

Earnings before taxes from the uranium business decreased by $15 million compared to the second quarter of 2002 and the profit margin declined to 7% from 19% in 2002 due to the rehabilitation costs. Excluding the rehabilitation costs, the gross profit margin was 21%.

Year-to-Date. Revenue from the uranium business increased by 4% to $215 million from $206 million in 2002 due mainly to a 3% increase in the average realized price. The higher realized price was the result of an increase in the uranium spot price that averaged $10.51 (US) in the first six months compared to $9.83 (US) in 2002.

During the first half of 2003, the total cost of products and services sold, including DDR was $190 million compared to $169 million in 2002, reflecting the rehabilitation costs. Excluding these costs for McArthur River in 2003 and Rabbit Lake’s care and maintenance costs in 2002, the unit cost of sales rose by 3% due to higher costs of production at Rabbit Lake since its restart in the fall of 2002.

Earnings before taxes from the uranium business decreased by $13 million in the first six months of 2003 and the profit margin declined to 12% from 18% in 2002. Excluding the rehabilitation costs at McArthur River, the gross profit margin was 22%.

Conversion Business

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
Highlights	June 30/03	June 30/02	June 30/03	June 30/02

Revenue ($ millions)	41	36	62	62
Gross profit ($ millions)	13	11	20	16
Gross profit %	32%	29%	33%	26%
EBT ($ millions)	13	10	19	15
Sales volume (tU)	4,716	3,805	6,844	6,996
Production volume (tU)	3,482	3,096	7,338	6,607

Second Quarter. Revenue from the conversion business increased by 14% to $41 million from $36 million in the second quarter of 2002 due to a 24% increase in sales volume. As with uranium deliveries, quarterly delivery patterns can vary significantly. The increase in volume was partially offset by an 8% decrease in the realized selling price, mainly the result of foreign exchange rate fluctuations.

The total cost of products and services sold, including DDR, was $28 million in the second quarter of 2003 compared to $25 million in 2002. This increase was primarily attributable to the higher sales volume for the quarter. The unit cost of products and services sold declined by about 7% over the previous year due mainly to increased production.

Earnings before taxes from the conversion business increased by $3 million in the second quarter of 2003 while the profit margin increased to 32% from 29% a year earlier.

Year-to-Date. Revenue from the conversion business was unchanged at $62 million. Despite slightly lower sales volumes, revenue remained stable due to a 2% increase in the realized selling price.

The total cost of products and services sold, including DDR, was $42 million in the first six months of 2003 compared to $46 million in 2002. This decrease was attributable to lower sales volumes and lower unit costs related to economies of scale on higher production volumes.

Earnings before taxes from the conversion business increased by $4 million in the first half of 2003 and the profit margin increased to 33% from 26% in 2002.

Electricity Business

Bruce Power Limited Partnership (100% basis)

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
Highlights	June 30/03	June 30/02	June 30/03	June 30/02

Output (terawatt hours)	5.3	5.1	12.1	10.1
Capacity factor (%)	77	74	88	74
Realized price ($per MWh)	45	38	52	39
($ millions)
Revenue	244	203	642	402
Operating costs	210	192	403	387
Earnings before interest and taxes	34	11	239	15
Interest	15	18	32	33
Earnings (loss) before taxes	19	(7)	207	(18)

Cameco’s earnings from Bruce Power	17	(1)	66	(4)

Note: Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

Second Quarter. During the second quarter, Bruce Power continued its solid operating performance, generating 5.3 terawatt hours (TWh), slightly higher than the same period in 2002. The four Bruce B units achieved a combined capacity factor of 77% with one Bruce B reactor off-line for scheduled maintenance during most of the quarter. The average Ontario electricity spot price was $48 per megawatt hour (MWh) while Bruce Power’s average selling price was about $45 per MWh from a mix of contract and spot sales.

In addition to its proportionate share of earnings from Bruce Power, Cameco records certain adjustments to account for any differences in accounting policy and to amortize fair values assigned to assets and liabilities at the time of acquisition [see note 2 to the consolidated financial statements dated June 30, 2003]. As a result, Bruce Power contributed $17 million of pre-tax earnings to Cameco ($11 million after tax or $0.20 per share). Cameco holds a 31.6% interest in Bruce Power.

To reduce its exposure to spot market prices, Bruce Power has a portfolio of fixed price sales contracts. About 70% of Bruce Power’s output was delivered into fixed price contracts in the second quarter compared to 55% in the first quarter when higher output was achieved as all four Bruce B reactors operated at 100%. Cameco’s financial exposure for these and other Bruce Power commitments was about $208 million at June 30, 2003.

Earnings from Bruce Power are directly affected by fluctuations in electricity spot market prices as well as overall plant availability which, in turn, is impacted by scheduled and unscheduled maintenance. During the second quarter, one Bruce B unit returned to service after a planned maintenance outage.

At the Bruce A plant, the restart of the two reactors has been delayed and therefore they have made no contribution to revenue to June 30, 2003.

At the end of the second quarter, the Bruce Power site had operated for more than a year without an unscheduled outage. In addition, two of the Bruce B units were recently ranked among the top three performing CANDU reactors in the world.

Year-to-Date. For the first six months of the year, the Bruce B units achieved a total capacity factor of 88%. These units produced 12.1 TWh during the first half of the year, a 20% increase over the same period last year.

To date in 2003, the Ontario electricity spot price has averaged about $61 per MWh. During this period, Bruce Power’s realized price has averaged $52 per MWh from a mix of contract and spot sales, a 33% increase over the same period last year.

Year-to-date, generation revenues have totaled $642 million, up 60% compared to the first half of 2002. Bruce Power has contributed $66 million of pre-tax earnings to Cameco’s results ($44 million after tax or $0.79 per share) compared to a small loss in 2002.

Gold Business

	3 months	3 months	6 months	6 months
	ended	ended	ended	ended
Highlights	June 30/03	June 30/02	June 30/03	June 30/02

Revenue ($ millions)	19	25	47	51
Gross profit ($ millions)	5	5	10	11
Gross profit (%)	23%	20%	22%	21%
EBT ($ millions)	3	2	6	6
Selling price ($US/ounce)	315	307	317	295
Unit cash cost* ($US/ounce)	273	217	240	190
Sales volume (ounces)	40,968	48,238	95,095	103,796
Production (ounces)	38,865	45,577	87,582	97,143

*	As defined by the Gold Institute. Note: the unit cash cost reported above is Kumtor’s cost. The net cost reported by Cameco is lower due to the recovery of taxes and other costs such as management fees.

Second Quarter. Revenue from the gold business decreased by 24% to $19 million from $25 million in the second quarter of last year due to a 15% decrease in the sales volume. Cameco’s realized price for gold increased to $315 (US) in the quarter from $307 (US) per ounce in the same quarter last year.

Gold production at Kumtor was 15% lower than in the second quarter of 2002 mainly due to a lower ore grade averaging 3.3 grams per tonne (g/t) compared to 3.7 g/t in 2002. Kumtor’s cash cost per ounce increased to $273 (US) compared to $217 (US) in 2002 due to the decline in production, costs related to the remediation of the pit wall, and higher production-based taxes. For the quarter, the gross profit margin was 23% compared to 20% in 2002.

Year-to-Date. Revenue from the gold business declined by $4 million compared to the same period last year, reflecting an 8% decrease in sales volume that offset an increase in the average realized selling price. Cameco’s realized price for gold has increased to $317 (US) in 2003 compared to $295 (US) per ounce in the first six months of 2002.

Gold production at Kumtor was 10% lower than in the first half of 2002 due mainly to lower grade ore that averaged 3.6 g/t compared to 4.0 g/t last year. Kumtor’s cash cost per ounce was $240 (US) in the first six months of 2003 compared to $190 (US) in 2002.

The gross profit margin for gold was 22% in the first six months compared to 21% in 2002.

Corporate Expenses
In the first six months of 2003, total costs for administration, exploration and interest were about $32 million, $6 million higher than 2002. Administration costs increased by about $2 million due to a number of items including the addition of administration costs of AGR Ltd. (AGR) and costs incurred for quality and business process improvements. AGR indirectly holds a 95% interest in the Boroo gold deposit, which is currently under development. Interest and other costs increased by about $4 million due to higher debt levels as a result of the increased investment in Bruce Power and foreign exchange losses.

Income Taxes
In June, the federal government introduced amendments to the Canadian Income Tax Act which provide for a 7% reduction in the corporate tax rate on income from resource activities. The tax rate will decline from its previous level of 28% to 21% over a five-year period commencing in 2003. Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantial enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a one-time, non-cash income tax adjustment of $86 million ($1.54 per share) in the quarter.

Excluding this one-time adjustment, year-to-date income tax expense was $17 million greater than in 2002 primarily as a result of the significantly higher earnings from Bruce Power which are taxed at a rate of 33%. The effective tax rate on consolidated earnings was slightly lower at 33% compared to 35% last year

Cash Flow
In the first six months of 2003, Cameco generated cash from operations of $90 million ($1.62 per share) compared to $214 million ($3.85 per share) in 2002. This decrease of $124 million reflects the significant cash inflow from accounts receivable in the first quarter of 2002.

Cash used in investing activities increased to $360 million this year from $23 million last year due mainly to the additional investment in Bruce Power. Cameco paid $204 million for its incremental 16.6% interest and loaned an additional $75 million to Bruce Power. Expenditures for property, plant and equipment rose by $51 million compared to 2002 mainly due to the development of the Boroo gold mine in Mongolia.

Balance Sheet
During the first six months of 2003, total long-term debt increased by $263 million to $487 million. At June 30, 2003, Cameco’s net debt to capitalization ratio was 19%, up from 7% at the end of 2002 as the majority of the Bruce Power investment was financed with debt.

Long-term receivables and investments increased by $315 million. This was due to the additional investment in Bruce Power and accrued earnings from Bruce Power. This investment is accounted for using the equity method.

Compared to the end of 2002, both accounts receivable and accounts payable have declined. Receivables, which reflect sales revenue, are typically higher in December than at any other time of the year.

2. UPDATES ON MARKETS, OPERATIONS AND STRATEGY

The most significant factors affecting the financial performance of Cameco are the market prices, sales volumes, and unit costs of production for U3O8, conversion, electricity and gold, and the foreign exchange rates between the Canadian and US dollars.

Update on Uranium Market

Uranium Spot Market

The industry average spot price on June 30, 2003 was $10.90 (US) per pound U3O8, compared to $10.10 (US) at March 31, 2003, an increase of 8%. This compares to a spot price of $9.90 (US) at the end of the second quarter of 2002.

The spot market volume to June 30, 2003 was almost 10 million pounds U3O8, lower than the 12 million pounds of spot market volume at the end of the second quarter 2002.

Spot demand was stronger in the second quarter compared to 2002. This resulted in price increases early in the quarter. Industry analysts are predicting that spot demand for the year will be similar to the 19 million pounds traded in 2002.

Uranium Long-term Market
The long-term market is expected to be as active in 2003 as it was in 2002; with long-term contracting forecast in the order of 70 million pounds U3O8.

The long-term price indicator, published by TradeTech, was at $11.75 (US) per pound U3O8 at June 30, 2003, up 11% from $10.60 (US) at the beginning of the quarter.

UF6 Conversion Spot Market
The industry average spot market price for North American uranium conversion services declined to $4.95 (US) per kgU during the quarter, down slightly from $5.03 (US) at March 31, 2003. This compares to $5.08 (US) per kgU at the end of the second quarter of 2002.

In Europe, the spot conversion price increased to $6.50 (US) per kgU from $6.38 (US) at the beginning of the quarter.

The price decrease in North America and price increase in Europe result from the excess UF6 supplies available in North America versus tighter supplies in Europe.

Update on Uranium Market Trends and Developments

Nuclear Power Generation Increases
According to the International Atomic Energy Agency, world nuclear power generation increased by 30 TWh to 2,574 TWh in 2002. Total generating capacity also increased to 359,000 megawatts (MW) from about 355,000 MW. Six new reactors began operations during the year and there were four closures, resulting in 441 nuclear power reactors in operation at the end of 2002.

Dutch Reactor to Operate Until 2013
The Netherlands government has confirmed that it will allow the single Dutch reactor to operate until 2013, the end of its design lifetime and 10 years longer than previously anticipated. The reactor had been operating under threat of shutdown since November 1994 when the parliament voted to close the reactor at the end of 2003, after 30 years of operation.

Swiss Public Supports Nuclear Operations
Swiss voters, in a May referendum, rejected two antinuclear proposals. Sixty-six percent of voters rejected a proposal which called for shutting down all of the nation’s reactors by 2014, and 58% of voters rejected a proposal which would have capped output at existing reactors and extended a moratorium on the construction of new reactors for another 10 years.

Three Tepco Units Return to Service
The Japanese utility Tepco, as of July 24, had restarted four of the 17 reactors closed for safety checks, and is considering more restarts to avoid shortages of electricity this summer.

Gold Hedging Update

The average spot market gold price during the second quarter of 2003 was $347 (US) per ounce. This compares to $352 (US) during the first quarter of 2003 and $312 (US) during the second quarter of 2002.

Kumtor Gold Company (KGC) and AGR hedge the price risk for future gold sales. At the end of June, KGC had in place forward sales and option agreements on 408,300 ounces and AGR had in place forward sales on 200,000 ounces. Combined, these hedge positions represented about 14% of proven and probable gold reserves. These hedges are expected to yield average prices of about $320 (US) per ounce.

Cameco has agreed to provide credit support to a maximum of $90 (US) per ounce to the counterparties of KGC and AGR which, based on the ounces hedged at June 30, 2003, could amount to $51 million (US) depending on the spot price of gold. At June 30, 2003, the actual exposure under these arrangements, reflecting the net mark-to-market exposure, was $18 million (US).

Timing differences between the usage and designations of hedge contracts may result in deferred revenue or deferred charges. At June 30, 2003, Cameco’s share of deferred charges to be recognized totaled $5 million (US).

Foreign Exchange Update

During the quarter, the Canadian dollar strengthened against the US dollar from 1.4693 at March 31, 2003 to 1.3553 as of June 30, 2003.

Most of the company’s revenues are in US dollars. At June 30, 2003, Cameco had a foreign currency hedge portfolio of $420 million (US). These hedges are expected to yield an average exchange rate of $1.5455. The net mark-to-market gain on these hedge positions was $69 million at June 30, 2003.

Timing differences between the usage and designation of hedge contracts may result in deferred revenue or deferred charges. At June 30, 2003, deferred revenue to be recognized totaled $8 million.

Other Corporate Updates

Uranium Mining
Early in the second quarter at the McArthur River mine, development work in a future production area encountered weak ground conditions. Subsequently, water began to enter the mine at a rate greater than underground pumping capacity could process. Through the quarter, remedial work to return the mine to safe operating conditions continued and was sufficiently advanced in early July for mine production to resume.

The additional water inflow at McArthur River remains stable and is being drained through a series of pipes from the affected area to an inactive part of the mine before being pumped to the surface. The water continues to be treated and monitored to ensure good quality. The area where the water entered the mine has been filled with concrete and work is continuing to permanently seal it off by mid-August. While mining was suspended, the company met all sales commitments with existing inventory and other supply sources.

At Cigar Lake, after regulatory approval was received, the summer work program began. The main activities include the partial construction of the collar of number two shaft and pouring foundations for the hoist room and the head frame. The construction license is not expected to be approved until the second quarter of 2004.

Gold Business

In February 2003, Cameco announced it had reached an agreement in principle with the Kyrgyz government to restructure the Kumtor mine ownership. The proposed restructuring would result in Cameco holding all of the common shares of KGC, the owner of the Kumtor mine. Cameco currently has a one-third interest in KGC and operates the mine.

The restructuring is contingent upon a number of factors, including further negotiations leading to final agreements acceptable to Cameco and the Kyrgyz government, approvals by third party institutions and a fairness opinion requested by the Kyrgyz government.

Recently, on the recommendation of the International Monetary Fund, the Kyrgyz government has asked for a second fairness opinion. This work is currently underway and is expected to be complete by the end of the third quarter. While Cameco remains committed to restructuring the mine ownership, there is no certainty that an agreement will be concluded, given the political sensitivity and complexity of the negotiations and approvals required. Cameco continues to examine all its options toward maximizing the value of its gold assets for shareholders.

Corporate Award
In the Corporate Knights Sustainable Development roundtable held in Toronto during June 2003, Cameco ranked among Canada’s 50 Best Corporate Citizens. Focused on the largest 100 publicly traded companies, the review examined a wide range of social and environmental indicators. Cameco was complimented on its commitment to environmental protection, promoting health and safety and supporting communities.

3. OUTLOOK FOR YEAR

Uranium Business
With the loss of production in the second quarter at McArthur River/Key Lake, and difficult mining conditions persisting at Rabbit Lake, Cameco now anticipates total mill output of about 16.8 million pounds U3O8 in 2003. At McArthur River/Key Lake, full production resumed in early July and the operating plan assumes this rate will be sustained through the remainder of the year. Rehabilitation work will continue until the water is sealed off and the associated costs will be expensed. At Rabbit Lake, production at the Eagle Point mine continues to be constrained by poor ground conditions. As a result, Rabbit Lake production for the second half of the year is expected to be less than the 3 million pounds milled in the first half. In-situ leach (ISL) operations in the US are expected to achieve the original plan.

2003 Production Outlook
Cameco share 000 lbs U3O8	Revised	Previous

McArthur River/Key Lake	9,400	13,000
Rabbit Lake	5,500	6,000
Smith Ranch/Highland	1,100	1,100
Crow Butte	800	800
Total	16,800	20,900

Primarily as a result of reduced production at the McArthur River mine, western world production of about 70 million pounds is expected in 2003, similar to that of 2002.

In 2003, Cameco’s uranium revenue is expected to rise by about 5% over the 2002 level as a result of higher deliveries. Cameco expects its average realized price will be about the same as in 2002.

Uranium margins are expected to be lower than in 2002 due to the substantial rehabilitation costs incurred and marginally higher costs at Rabbit Lake.

At the Inkai project in Kazakhstan, data collection and analysis has been completed and is being used to prepare the feasibility study. Test mining using ISL technology is projected to continue until the end of the year when the feasibility study results are expected.

Conversion Business
At Port Hope, conversion production is expected to be about 12,900 tonnes, up 4% compared to 2002. Revenue from the conversion business is likely to be slightly higher than in 2002 due to increased volumes. However, a change in the mix of contracts is expected to result in a slight decline in realized price and lower profit margins.

Electricity Business
A planned maintenance outage is scheduled at one Bruce B unit starting toward the end of the third quarter and continuing for almost two months. The site’s capacity factor target remains at 88%, marginally below the long-term plan of over 90%.

Bruce A Restart
Bruce Power personnel are committed to carefully and safely bringing two Bruce A reactors into production. The restart schedule and operation of these units at full power are subject to regulatory approval and are affected by many factors inherent in a large and complex project. The Canadian Nuclear Safety Commission is currently reviewing documentation on one unit which will return to service following final stage commissioning and regulatory approval. The other unit is slated to return about one month later.

To the end of June, total expenditures on the Bruce A restart were $610 million. In the second quarter, restart costs were approximately $20 million for each reactor per month and were related primarily to the ongoing cost of salaries for Bruce Power employees and contractors dedicated to the Bruce A units.

Gold Business
The remediation work of the Kumtor pit wall will continue for several weeks beyond June 30, 2003, however access to the high-grade zone has been regained. For the second half of the year, the average mill feed grade is expected to rise to about 5.6 g/t. Accordingly, for 2003, the production outlook at Kumtor remains at 670,000 ounces at an average feed grade of 4.6 g/t.

At Boroo, construction was about 80% complete at the end of the second quarter and is expected to be completed by the end of 2003. With the re-design of the waste management facilities and certain foreign currency losses, the estimated cost of the project has risen to about $75 million (US) plus capitalized costs during the pre-production phase.

Corporate
Excluding the one-time impact of the reduction in the federal tax rate, the effective income tax rate is expected to remain in the 30-35% range for the year.

Sensitivity Analysis

Uranium Price
For the remaining deliveries in 2003, a $1 (US) per pound change in the U3O8 spot price from its current level would change revenue by about $14 million (Cdn), net earnings by about $7 million (Cdn) and cash flow by about $8 million (Cdn). About 60% of the remaining deliveries have market-related pricing.

Gold Price
For the remainder of 2003, about 73% of forecasted gold sales are unhedged. A $20 (US) per ounce change in the gold spot price from its current level would change each of revenue, net earnings and cash flow by about $3 million (Cdn).

Electricity Price
For the remaining deliveries in 2003, a $1.00 (Cdn) per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from Bruce Power by about $2 million (Cdn). For the remainder of 2003, about half of the planned generation, or about 8 TWh, is covered by fixed contracts.

Conversion Price
In the short term, Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. The majority of conversion sales are at fixed prices.

Foreign Exchange
For the remainder of 2003, Cameco’s exposure to changes in the US/Cdn foreign exchange rate is negligible. The majority of US dollar inflows are hedged through a combination of forward sales of US currency and natural hedges.

Third Quarter of 2003
Revenue in the third quarter of 2003 is expected to be about 10% higher than in the second quarter reflecting higher sales volumes in the gold and uranium businesses. Gold production is expected to be about 50% greater than in the second quarter as Kumtor regains access to higher-grade ore. Results from the uranium business are expected to improve compared to the second quarter due to higher deliveries and the resumption of operations at McArthur River. Results from Bruce Power are projected to improve due to higher output and an expected increase in the spot price for electricity during the summer months.

Balance Sheet
By the end of 2003, the quantity of uranium inventory is expected to decline about 10% from the level at the end of 2002.

Subsequent to the McArthur River water problem, the company’s debt was placed on credit watch by the credit agencies which rate Cameco. This situation is expected to be resolved once internal studies are completed and discussions are held with the agencies.

DIVIDEND ANNOUNCEMENT

Cameco announced today that the company’s board of directors declared its regular quarterly dividend of $0.15 per common share payable on October 15, 2003 to shareholders of record at the close of business on September 30, 2003.

CONFERENCE CALL

Cameco invites you to join an investor relations and media conference call on Friday, August 1, 2003 from 10:00 a.m. to 11:00 a.m. Eastern time (8:00 a.m. to 9:00 a.m. Saskatoon time).

The call will be open to all members of the investment community and the media. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call on Friday, August 1, please dial (416) 695-5259 or (877) 888-7019 (Canada and US). An operator will put your call through. Alternatively an audio feed of the conference call will be available on the web site at www.cameco.com by using Windows Media Player or Real Player software. See the link on the home page on the day of the call. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

PROFILE

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest producer of uranium and the largest supplier of combined uranium and conversion services. The company’s competitive position is based upon its controlling ownership of the world’s largest, high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world including Ontario where the company has an interest in a partnership which generates nuclear electricity. The company also mines gold and explores for uranium and gold in North America, Australia and Asia. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Media & investor inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

INVESTOR INFORMATION

Common Shares	Investor Inquiries	Transfer Agent

CCO The Toronto Stock Exchange	Cameco Corporation 2121 — 11th Street West Saskatoon, Saskatchewan S7M 1J3	CIBC Mellon Trust Company 320 Bay Street, P.O. Box 1 Toronto, Ontario M5H 4A6

CCJ New York Stock Exchange	Phone: 306-956-6200 Fax: 306-956-6318 Web: www.cameco.com	Phone: 800-387-0825 (North America) Phone: 416-643-5500 (outside North America)

Preferred Securities

CCJPR

New York Stock Exchange

Cameco Corporation
Financial Statements
June 30, 2003

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

	As At

	June 30/03	Dec 31/02	June 30/02

Assets
Current assets
Cash	$38,261	$58,096	$156,102
Accounts receivable	129,881	186,369	139,057
Inventories	329,620	339,684	336,262
Supplies and prepaid expenses	46,465	45,731	37,964
Current portion of long-term receivables, investments and other	28,176	20,163	17,436

	572,403	650,043	686,821

Property, plant and equipment	2,044,479	2,037,613	2,000,285
Long-term receivables, investments and other	572,092	257,523	235,223

	2,616,571	2,295,136	2,235,508

Total assets	$3,188,974	$2,945,179	$2,922,329

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$123,788	$131,932	$113,540
Dividends payable	8,430	6,998	6,997
Current portion of long-term debt	6,777	6,318	112,863
Current portion of other liabilities	1,422	16,931	3,628
Future income taxes	8,519	9,198	21,025

	148,936	171,377	258,053

Long-term debt	480,444	218,290	179,835
Provision for reclamation	144,160	155,036	138,176
Other liabilities	10,195	9,523	8,741
Future income taxes	451,961	522,979	488,455

	1,235,696	1,077,205	1,073,260
Minority interest	17,580	18,078	23,210
Shareholders’ equity
Preferred securities	165,805	193,763	186,071
Share capital	687,270	680,934	681,018
Contributed surplus	472,488	472,488	472,488
Retained earnings	608,173	483,658	468,642
Cumulative translation account	1,962	19,053	17,640

	1,935,698	1,849,896	1,825,859

Total liabilities and shareholders’ equity	$3,188,974	$2,945,179	$2,922,329

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended

	June 30/03	June 30/02	June 30/03	June 30/02

Revenue from
Products and services	$219,989	$194,969	$322,934	$318,963

Expenses
Products and services sold	161,030	125,267	221,380	202,757
Depreciation, depletion and reclamation	30,918	28,617	46,682	52,258
Administration	9,270	9,921	20,746	18,504
Exploration	4,516	5,386	9,555	9,683
Research and development	412	634	915	1,202
Interest and other [note 5]	1,162	(646)	2,038	(2,176)

	207,308	169,179	301,316	282,228

Earnings from operations	12,681	25,790	21,618	36,735
Earnings (loss) from Bruce Power	16,757	(1,371)	65,575	(3,615)
Other income (loss)	(414)	—	453	205

Earnings before income taxes and minority interest	29,024	24,419	87,646	33,325
Income tax expense (recovery) [note 6]	(77,222)	9,995	(57,351)	11,561
Minority interest	(195)	—	(498)	—

Net earnings	106,441	14,424	145,495	21,764
Preferred securities charges, net of tax	2,024	2,256	4,218	4,652

Net earnings attributable to common shares	$104,417	$12,168	$141,277	$17,112

Basic earnings per common share	$1.87	$0.22	$2.53	$0.31

Diluted earnings per common share	$1.87	$0.22	$2.53	$0.31

Cameco Corporation
Consolidated Statements of Retained Earnings
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended

	June 30/03	June 30/02	June 30/03	June 30/02

Retained earnings at beginning of period	$512,180	$463,470	$483,658	$465,420
Net earnings	106,441	14,424	145,495	21,764
Dividends on common shares	(8,424)	(6,996)	(16,762)	(13,890)
Preferred securities charges, net of tax	(2,024)	(2,256)	(4,218)	(4,652)

Retained earnings at end of period	$608,173	$468,642	$608,173	$468,642

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

	Three Months Ended		Six Months Ended

	June 30/03	June 30/02	June 30/03	June 30/02

Operating activities
Net earnings	$106,441	$14,424	$145,495	$21,764
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	30,918	28,617	46,682	52,258
Provision for future taxes	(77,779)	8,460	(59,696)	8,888
Deferred charges (revenue) recognized	1,358	735	4,026	(594)
Earnings from Bruce Power	(16,757)	1,371	(65,575)	3,615
Equity in (earnings) loss from associated companies	414	—	770	—
Minority interest	(195)	—	(498)	—
Other operating items	(9,653)	26,537	19,182	128,510

Cash provided by operations	34,747	80,144	90,386	214,441

Investing activities
Additions to property, plant and equipment	(49,395)	(10,968)	(73,779)	(22,744)
Increase in long-term receivables, investments and other	(1,569)	(4,229)	(285,734)	(11,515)
Decrease in long-term receivables, investments and other	—	10,830	—	10,830

Cash used in investing	(50,964)	(4,367)	(359,513)	(23,429)

Financing activities
Decrease in debt	—	(12,476)	—	(58,469)
Increase in debt	1,342	1,379	266,152	1,379
Issue of shares, net of issue costs	4,868	1,616	6,336	10,987
Preferred securities charges	(3,742)	(4,198)	(7,796)	(8,595)
Dividends	(8,402)	(6,990)	(15,400)	(13,949)

Cash provided by (used in) financing	(5,934)	(20,669)	249,292	(68,647)

Increase in cash during the period	(22,151)	55,108	(19,835)	122,365
Cash at beginning of period	60,412	100,994	58,096	33,737

Cash at end of period	$38,261	$156,102	$38,261	$156,102

Supplemental cash flow disclosure
Interest paid	$6,236	$5,130	$10,190	$9,323
Income taxes paid	$5,943	$891	$8,917	$2,066

See accompanying notes to consolidated financial statements

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Six Months Ended

	June 30/03	June 30/02	June 30/03	June 30/02

Financial (in millions)
Revenue	$220	$195	$323	$319
Earnings from operations	13	26	22	37
Net earnings attributable to common shares	104	12	141	17
Cash provided by operations	35	80	90	214
Working capital (end of period)			423	429
Net debt to capitalization			19%	7%
Per common share
Net earnings	$1.87	$0.22	$2.53	$0.31
Dividend	0.15	0.125	0.30	0.25
Weighted average number of paid common shares outstanding (in thousands)	55,980	55,818	55,931	55,711
Average uranium spot price for the period (US$/lb)	$10.89	$9.88	$10.51	$9.83
Sales volumes
Uranium (in thousands lbs U3O8)	9,886	8,198	12,938	12,842
Uranium conversion (tU)	4,716	3,805	6,844	6,996
Gold (troy ounces)	40,969	48,238	95,095	103,796

Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

		Three Months Ended		Six Months Ended
	Cameco's
Cameco Production	Share	June 30/03	June 30/02	June 30/03	June 30/02

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	—	3,627	3,294	6,842
Rabbit Lake	100.0%	1,219	—	3,058	—
Key Lake	83.3%	—	37	—	113
Crow Butte	100.0%	217	196	413	379
Smith Ranch Highland	100.0%	296	115	604	237

Total		1,732	3,975	7,369	7,571

Uranium conversion (tU)	100.0%	3,482	3,096	7,338	6,607
Gold (troy ounces)	33.3%	38,865	45,577	87,582	97,143

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2002 annual report.

2.	Investment in Bruce Power L.P. (Bruce Power)

On February 14, 2003, Cameco, TransCanada PipeLines Limited (TransCanada) and BPC Generation Infrastructure Trust (BPC), amongst others, purchased a 79.8% interest in Bruce Power from British Energy plc (British Energy).

Upon closing, Cameco increased its ownership interest in Bruce Power from 15% to 31.6%. Each of Cameco, TransCanada and BPC now hold, directly or indirectly, a 31.6% interest in Bruce Power with the Power Workers’ Union Trust holding a 4% interest and the Society of Energy Professionals Trust holding a 1.2% interest. Cameco’s purchase price for the additional interest in Bruce Power was approximately $204 million, including final closing adjustments. The purchase price was financed with cash and debt.

The purchase price of Cameco’s incremental 16.6% has been allocated as follows:

(Millions)

Net book value of assets acquired	$149
Excess of fair value over book value of assets acquired	124
Valuation of Bruce Power sales agreements	(69)

$204

The amount allocated to the investment in Bruce Power includes an excess purchase price of approximately $124 million over Cameco’s incremental share of the book value of the underlying net assets. This amount will be amortized to income based on the expected useful life of the Bruce Power assets which extends to 2018. The valuation of Bruce Power sales contracts will be amortized to income over the remaining term of the underlying sales contracts, which extend to 2007.

In addition, Cameco, TransCanada and BPC loaned Bruce Power funds to repay $225 million, plus accrued interest, in deferred lease payments to OPG. Cameco’s share was $75 million plus accrued interest. Cameco, TransCanada and BPC have assumed the obligations to provide financial guarantees on behalf of the partnership. Cameco has provided the following financial assurances, with varying terms that range from 2003 to 2018:

(i)	Licensing assurances to Canadian Nuclear Safety Commission of $88 million.

(ii)	Guarantees to customers under power sale agreements of up to $127 million. At June 30, 2003, Cameco’s actual exposure under these guarantees was $62 million.

(iii)	Termination payments to OPG pursuant to the lease agreement of $58 million.

3.	Long-Term Debt

Cameco’s contingent obligation under guarantees of the repayment of Kumtor senior debt exceeds the amount included in Cameco’s long-term debt at June 30, 2003 by $51.3 million (US).

4.	Share Capital

a)	At June 30, 2003, there were 56,202,273 common shares outstanding.

b)	Options in respect of 2,607,850 shares are outstanding under the stock option plan and are exercisable up to 2011. Upon exercise of certain existing options, additional options in respect of 263,350 shares would be granted.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

5.	Interest and Other

For the six months ended June 30, 2003, earnings include foreign exchange losses of $3.0 million (2002 — $1.1 million gain).

6.	Income Tax Expense

	Three Months Ended		Six Months Ended

(thousands)	June 30/03	June 30/02	June 30/03	June 30/02

Current income taxes	$557	$1,535	$2,345	$2,673
Future income taxes	(77,779)	8,460	(59,696)	8,888
Income tax expense (recovery)	$(77,222)	$9,995	$(57,351)	$11,561

In the second quarter of 2003, the federal government introduced amendments to the Canadian Income Tax Act which provide for a reduction in the corporate tax rate on income from resource activities. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was $86.2 million.

7.	Stock-Based Compensation

In accordance with the CICA Handbook Section 3870, Cameco discloses pro forma net earnings attributable to common shares and earnings per share information as if the company had accounted for employee stock options under the fair value method. Cameco has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

During the first six months, Cameco granted 624,850 options at an average strike price of $35.64 (2002 — 489,050 options at an average strike price of $43.84). The fair value of the options issued was determined using the Black-Scholes option pricing model with the following assumptions:

	2003	2002

Dividend	$0.60	$0.50
Expected volatility	20%	20%
Risk-free interest rate	4.1%	5.0%
Expected life of option	5 years	5 years
Expected forfeitures	17%	17%

The weighted average grant date fair values of options granted was $7.45 per share (2002 — $10.83). For purposes of pro forma disclosures, the estimated fair value of the options is being amortized to earnings over the vesting period. For the three months ended June 30, 2003, Cameco’s pro forma net earnings attributable to common shares was $103.6 million (2002 — $11.8 million) and pro forma basic and diluted earnings per share was $1.85 (2002 — $0.21). For the six months ended June 30, 2003, Cameco’s pro forma net earnings attributable to common shares was $139.8 million (2002 — $16.6 million) and pro forma basic and diluted earnings per share was $2.50 (2002 — $0.30).

8.	Guarantees

Effective January 1, 2003, Cameco adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees. Except as disclosed in note 2, Investment in Bruce Power L.P., there have been no material changes to the guarantees reported in the annual consolidated financial statements.

9.	Comparative Figures

Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Segmented Information

For the three months ended June 30, 2003	Uranium	Conversion	Gold	Total

Revenue	$159,448	$41,086	$19,455	$219,989
Expenses
Products and services sold	124,193	25,852	10,985	161,030
Depreciation, depletion and reclamation	24,705	2,302	3,911	30,918
Exploration	2,616	—	1,900	4,516
Research & development	—	412	—	412
Earnings from Bruce Power				(16,757)
Other	414	—	—	414
Non-segmented expenses				10,432

Earnings before income taxes	7,520	12,520	2,659	29,024
Income tax expense (recovery)				(77,222)
Minority interest				(195)

Net earnings				106,441
Preferred securities charges, net of tax				2,024

Net earnings attributable to common shares				$104,417

For the three months ended June 30, 2002	Uranium	Conversion	Gold	Total

Revenue	$134,193	$35,931	$24,845	$194,969
Expenses
Products and services sold	87,631	22,636	15,000	125,267
Depreciation, depletion and reclamation	20,881	2,749	4,987	28,617
Exploration	2,760	—	2,626	5,386
Research & development	—	634	—	634
Earnings from Bruce Power				1,371
Non-segmented expenses				9,275

Earnings before income taxes	22,921	9,912	2,232	24,419
Income tax expense				9,995

Net earnings				14,424
Preferred securities charges, net of tax				2,256

Net earnings attributable to common shares				$12,168

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

10.	Segmented Information (continued)

For the six months ended June 30, 2003	Uranium	Conversion	Gold	Total

Revenue	$214,572	$61,594	$46,768	$322,934
Expenses
Products and services sold	156,043	37,907	27,430	221,380
Depreciation, depletion and reclamation	33,830	3,570	9,282	46,682
Exploration	5,748	—	3,807	9,555
Research & development	—	915	—	915
Earnings from Bruce Power				(65,575)
Other	(453)	—	—	(453)
Non-segmented expenses				22,784

Earnings before income taxes	19,404	19,202	6,249	87,646
Income tax expense (recovery)				(57,351)
Minority interest				(498)

Net earnings				145,495
Preferred securities charges, net of tax				4,218

Net earnings attributable to common shares				$141,277

For the six months ended June 30, 2002	Uranium	Conversion	Gold	Total

Revenue	$206,306	$62,004	$50,653	$318,963
Expenses Products and services sold	134,498	40,021	28,238	202,757
Depreciation, depletion and reclamation	34,517	5,829	11,912	52,258
Exploration	5,312	—	4,371	9,683
Research & development	—	1,202	—	1,202
Earnings from Bruce Power				3,615
Other	(205)	—	—	(205)
Non-segmented expenses				16,328

Earnings before income taxes	32,184	14,952	6,132	33,325
Income tax expense				11,561

Net earnings				21,764
Preferred securities charges, net of tax				4,652

Net earnings attributable to common shares				$17,112